Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourteenth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The fourteenth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 29, 2014 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated May 21, 2014. Out of the Company’s ten directors, eight directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, executive director of the Company; Zhang Xiangxian and Wang Sidong, non-executive directors of the Company; and Sun Changji, Bruce D. Moore, Anthony Francis Neoh and Tang Jianbang, independent non-executive directors of the Company; Wan Feng, vice chairman and non-executive director of the Company, and Miao Jianmin, non-executive director of the Company were on leave for business and authorized in writing, respectively, non-executive directors Wang Sidong and Zhang Xiangxian to act on their behalf and cast the votes for them, respectively. Su Hengxuan and Miao Ping, the newly appointed directors whose qualifications as directors are subject to the approval of the CIRC, also attended the Meeting without participating in voting. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “Company Law”) and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chaiman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on the Adjustments to the Special Committees of the Fourth Session of the Board of Directors

According to the current operation and composition of the special committes of the Board of Directors, the new executive directors Su Hengxuan and Miao Ping are appointed as, respectively, a member of the strategy and investment decision committee and a member of the risk management committee.

Commission File Number 001-31914

The special committes after the above adjustments are composed as follows:

Special Committee	Chairman	Members
Audit Committee	Bruce D. Moore	Sun Changji and Tang Jianbang

Nomination and Remuneration Committee	Sun Changji	Miao Jianmin and Bruce D. Moore

Strategy and Investment Decision Committee	Tang Jianbang	Wan Feng, Wang Sidong, Lin Dairen, Anthony Francis Neoh and Su Hengxuan

Risk Management Committee	Anthony Francis Neoh	Zhang Xiangxian and Miao Ping

Note: The qualifications of Su Hengxuan and Miao Ping as directors are subject to the approval of the CIRC.

Voting result: 10 for, 0 against, with no abstention

2.	Passed the Proposal on the Bao Cheng Project

Affiliated directors, including Yang Mingsheng, Wan Feng, Lin Dairen, Miao Jianmin, Zhang Xiangxian and Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 4 for, 0 against, with no abstention

3.	Passed the Proposal on the Adjustment to the Authorization for the Company’s Investment in Not-for-self-use Real Property in 2014

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 29, 2014